FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 15, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

Wimm-Bill-Dann Foods OJSC announces the acquisition of

Toshkent Sut OAJ dairy plant, the Republic of Uzbekistan

Press-release

Moscow, April 15, 2004 - Wimm-Bill-Dann Foods OJSC today announced the acquisition of 76.98% of the total share capital of  Toshkent Sut OAJ. The sum of the transaction amounted to approximately US$130,000. The number of plants owned by Wimm-Bill-Dann Foods OJSC has now reached twenty five.

The plant was commissioned on January 1st, 1975, its designed capacity is 300 tons per day. The plant manufactures traditional dairy products and employs over 200 people.

- Ends -

For further enquiries contact:

Olga Motovilova Wimm-Bill-Dann Foods OJSC Yauzsky Boulevard, 16, Moscow Phone: +7 095 733 9726/9727 Fax: +7 095 733 9725 www.wbd.com e-mail: motovilova@wbd.ru	Marina Kagan Wimm-Bill-Dann Foods OJSC Phone: +7 095 733 9726/9727 Fax: +7 095 733 9725 e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 25 manufacturing facilities in 21 locations in Russia and the Commonwealth of Independent States (CIS), as well as trade affiliates in 26 cities in Russia and the CIS.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 18,000 people.

Wimm-Bill-Dann was rated first best out of 45 firms in terms of transparency in the S&P survey of leading Russian companies, and was rated third best in the latest Brunswick UBS Warburg survey of corporate governance in Russia.

Wimm-Bill-Dann was awarded best European Equity Deal of 2002 for its initial public offering by Euroweek and Institutional Investor magazines. In addition, the company received the Grand Prix for Best Overall Investor Relations among small and mid-cap companies at the First Annual IR Magazine Russia Awards held in 2004 and organized by IR Magazine and the Association of Investor Relations Professionals.

Additionally to the information presented in the press-release, Wimm-Bill-Dann Foods OJSC informs that the title to Toshkent Sut OAJ shares was transferred to Wimm-Bill-Dann Foods OJSC on April 13, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: April 15, 2004